355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

FIRM / AFFILIATE OFFICES
August 12, 2016 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Washington, D.C. 20549

Mail Stop 4561

Attention:                              Jan Woo

Legal Branch Chief

Office of Information

Technologies and Services

Re:                          The Trade Desk, Inc.
Submission No. 4 of Draft Registration Statement on Form S-1
Confidentially submitted on August 12, 2016
CIK No. 0001671933

Ladies and Gentleman:

On behalf of our client, The Trade Desk, Inc. (the “Company” or “Trade Desk”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), on a confidential basis, a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 4”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 22, 2016 and submitted revised draft Registration Statements on Form S-1 on a confidential basis under the JOBS Act on June 17, 2016 (“Submission No. 2”) and July 15, 2016 (“Submission No. 3”). Submission No. 4 has been revised to reflect the Company’s responses to oral comments and suggestions to Submission No. 3 received from the staff of the Commission (the “Staff”).  For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Submission No. 4, including copies which have been marked to show changes from Submission No. 3, as well as a copy of this letter.

We have enclosed in the courtesy package referred to above the revised art for the front and back covers of the prospectus to be contained in the Registration Statement.

In accordance with Rule 418(b) promulgated under the Securities Act of 1933, as

August 12, 2016

amended (the “Securities Act”), and Rule 83 of the Commission’s Rules on information and Requests (17 C.F.R. §200.83), we have enclosed in the courtesy package described above a copy of the “testing-the-water” presentation that the Company has used in reliance on Section 5(d) of the Securities Act with potential investors. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.

In response to an oral comment received from the Staff, the Company respectfully advises that Staff that it does not believe that it is required to file its master services agreement with Omnicom Group Inc. (“Omnicom”) pursuant to Rule 601(b)(10). The Company does not view such agreement as material to the Company’s business because it is based on the Company’s standard form that it uses with most of its clients and it does not contain any material commitment on behalf of Omnicom to use the Company’s platform.  Further, the Company has concluded that the agreement would not be required to be filed because, pursuant to Rule 601(b)(10)(ii)(B), the agreement is such as ordinarily accompanies the kind of business conducted by the Company and the Company’s business is not substantially dependent on its agreement with Omnicom.

In response to oral comments received from the Staff, the Company respectfully advises the Staff that it has revised the disclosure on page 54 of Submission No. 4 to disclose the number of clients that the Company had in 2014 and to distinguish between existing and new clients in 2014 and 2015 and it has revised the disclosure on pages 61 and 63 of Submission No. 4 to disclose the percentage of existing clients that increased their spend and the average amount of the increase for each period.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

CC:                      Jeff T. Green, The Trade Desk, Inc.
W. Alex Voxman, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, PC

Damien Weiss, Wilson Sonsini Goodrich & Rosati, PC